SECURITIE 02018524 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. 143 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
American Securities BD Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abe Mastbaum | (212) 476-8000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of American Securities BD Co., L.P.

We have audited the accompanying statement of financial condition of American Securities BD Co., L.P. (the "Partnership") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Securities BD Co., L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 15, 2002

AMERICAN SECURITIES BD CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 60,796
Securities owned, at market value	14,035,677
Secured demand note	2,500,000
Receivable from brokers and dealers	5,605,494
Other assets	756,081
TOTAL ASSETS	$22,958,048

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, but not yet purchased, at market value	$ 2,565,987
Accounts payable and accrued expenses	9,954,669
Subordinated liability	2,500,000
Total liabilities	15,020,656
PARTNERS' CAPITAL:	
General Partner	79,375
Limited Partner	7,858,017
Total partners' capital	7,937,392
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$22,958,048

See notes to statement of financial condition.

AMERICAN SECURITIES BD CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

American Securities BD Co., L.P. (the "Partnership") is a registered broker/dealer and a member of the National Association of Securities Dealers. In the normal course of business, the Partnership's securities activities are primarily conducted for affiliates and other related parties. The Partnership was formed under an Agreement of Limited Partnership in New York, dated April 15, 1994, to operate as a trader in equity and debt securities, and options.

The Partnership clears securities transactions on a fully disclosed basis through a clearing broker, and, accordingly, is exempt from SEC Rule 15c3-3. The Partnership and its clearing broker have agreed in writing that the clearing broker will perform a PAIB reserve calculation with respect to proprietary accounts of the Partnership which are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Partnership's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Securities are carried in the accounts of the Partnership at market value. Market value is based upon quoted market or dealer prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

The Partnership adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), as amended by SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133"*, and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities"* ("SFAS 138"). The provisions of SFAS 133 and 138 require that the Partnership properly identify all derivative instruments and any embedded derivative instruments that require bifurcation. The Partnership's hedging activities, if any, are required to be in accordance with its documented and approved hedging and risk management policies. The adoption of SFAS 133 and 138 did not have a material impact on the financial position of the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The adoption of SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*" requires the Partnership to (a) reclassify financial assets pledged as collateral and report those assets in its statement of financial position separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral and (b) disclose assets pledged as collateral that have not been reclassified and separately reported in the statement of financial condition. The Partnership has made all disclosures on the statement of financial condition. The adoption of this statement did not have a material impact on the Partnership's statement of financial condition.

In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The provisions of these statements are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Partnership's statement of financial condition.

In August 2001, the FASB released SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Partnership's statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist principally of equity securities and corporate obligations.

The Partnership may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. This risk is minimized as the Partnership generally enters into hedged arbitrage transactions, including short sales of securities owned.

4. RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers represents balances with the Partnership's clearing brokers and other broker dealers related to proprietary trading activities.

5. SUBORDINATED LIABILITY

The subordinated liability, pursuant to a secured demand note collateral agreement, is payable on July 1, 2002 and is non-interest bearing. The secured demand note receivable is collateralized by marketable securities and is stated at principal amount. The liability is covered by an agreement approved by the Partnership's designated examining authority and is thus available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

6. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, permitted by the Rule, which requires that the Partnership maintain minimum net capital, as defined, equal to $250,000. At December 31, 2001, the Partnership had net capital of $12,912,807 which was $12,662,807 in excess of required net capital.

7. RELATED PARTY TRANSACTIONS

The Partnership is reimbursed for various operating expenses by affiliates which share management and administrative services and personnel.

Included in other assets and accounts payable and accrued expenses are the following balances with affiliates:

Due from Pine Street Partners, L.P.:	$231,487
Due from Hillem Partners, L.P.:	$209,682
Due from American Securities BD Co, G.P.:	$11,550
Due from Hillem General Partners, G.P.:	$3,600
Due to North Peak:	$(2,801,319)

8. BENEFIT PLANS

American Securities BD Co., L.P, maintains a 401(k) plan for its eligible full-time employees. Participants of the plan may contribute up to 12% of annual income (total contributions cannot exceed $10,500 per individual participant) into one or more of six investment vehicles. The Partnership makes matching contributions up to the first 3% of employees annual compensation.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

In the normal course of business, the Partnership's securities activities involve financing and settlement of various securities transactions as principal and execution as agent. These activities may expose the Partnership to off-balance sheet risk in the event that counterparties or clearing brokers are unable to fulfill contractual obligations of the Partnership or its customers. In addition, at year end the Partnership had entered into one equity swap transaction, which was recorded at fair value, and is included with securities owned at market value.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at market or fair values or contracted amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent securities. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

11. SECURITIES RECEIVED AS COLLATERAL

At December 31, 2001, the Partnership has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with the Secured Demand Note. The fair value of such collateral at December 31, 2001, is approximately $ 4,824,882. In the normal course of business this collateral is used by the Partnership to obtain financing.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

American Securities BD Co., L.P.
666 3rd Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of American Securities BD Co., L.P. (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP